December 5, 2024
The Toronto

Stock Exchange
Canadian Securities Commissions
CDS Clearing and Depository Services Inc.
The Depository Trust & Clearing Corporation
Dear Sir/Madam:
Re:

The Toronto-Dominion

Bank (the "Bank") - Notice of Meeting and Record Dates
Pursuant to s. 2.2 of National

Instrument 54-101
Communication with Beneficial

Owners of Securities of a
Reporting Issuer

("NI 54-101"),

we advise as follows:
Name of Reporting Issuer
The Toronto

-Dominion Bank
Meeting Date April 10, 2025
Record Date for Notice February 10, 2025
Record Date for Voting
Beneficial Ownership Determination Date
February 10, 2025
February 10, 2025
Classes or series of securities that entitle the
holder to receive notice of the meeting
Common shares
Classes or series of securities that entitle the
holder to vote at the meeting
Common shares
Notice & Access – Registered Holders
Notice & Access – Beneficial Holders
Issuer Sending Material Directly to NOBOs
Issuer Paying to Send Material to OBOs
Whether the meeting is a special meeting
1
Yes
Yes
No
Yes
No
Yours very

truly,
/s/ Caroline Cook

Caroline Cook
Associate Vice President, Legal Treasury

and Corporate
Securities
1

As defined

by NI

54-101

meaning

a meeting

at which

a special

resolution,

as defined

in

the
Bank

Act
(Canada) , is expected to be submitted to common shareholders.